MAIL STOP 0511

	May 25, 2005

Gerald J. Shields
President
Trend Technology Corporation
Suite 1020
510 Burrard Street
Vancouver, British Columbia
V6C 3A8 Canada

RE:	Trend Technology Corporation
	Amendment No. 2 to Registration Statement on Form 10-SB12G Filed on April 19, 2005
	File No. 000-50978


Dear Mr. Shields:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue our prior comment 2 and request not only a complete response to all items within the comment but, also, when providing the names of issuers that have undergone a merger transaction, you do so consistently between the listed individuals (i.e., if you list an entity by its post-merger name under one individual, do not list that same entity under its pre-merger name for another individual).

Please provide us with a listing of the following information: (1) every public entity with which any principal, or any affiliate of either a principal or the company (specifically including Gerald Tuskey, William Ebert, Gerald Shields, Leonard MacMillan and Gerry Diakow) has been or is associated with, including but not limited to such principal`s or affiliate`s involvement as a principal, accountant, attorney, consultant, shareholder (if the company was a development stage company when it went public), or promoter; (2) specify for each such entity the nature and extent of the principal`s or affiliate`s involvement; (3) indicate for each such entity whether or not a principal or affiliate of either a principal or the company was in any way involved in an offering of securities by such entity and if so describe in reasonable detail the extent and nature of such involvement; (4) for each such entity whether or not such entity is or was subject to Rule 419 or otherwise qualifies or qualified as a
"blank check" company; (5) for each such entity whether or not such entity was involved in any merger transaction, including but not limited to a "reverse merger" transaction as well as any principal`s or affiliate`s role in such transaction(s); and (6) whether any principal or any affiliate of either a principal or the company has ever acted as a broker or dealer in any transaction, and if so describe such activities. We may have further comment.

2. We reissue our prior comment 3. Revise your disclosure to indicate whether the company will to enter into a merger or acquisition with a non mining entity.

Business, page 3

3. We reissue our prior comment 4. Please revise to provide the disclosure required by Item 101(a) of Regulation S-B. We note that the company was managed by Keith Ebert, then Gerald Tuskey and finally by Gerald Shields and Leonard MacMillan. Specifically address the ownership of the company since formation.

Security Ownership of Certain Beneficial Owners and Management,
page
20

4. Revise the number indicated in the group of officers and directors as appropriate.

Directors, Executive Officers, Promoters and Control Persons, page
21

5. We note the statements that "OSI is the pioneer in the geo-spatial intelligence and the world leading fleet supplier of electronic chart systems for navigation and situational awareness in NATO and allied markets." Please note that the reasonable basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the offering statement. If not already disclosed, please summarize the support for each such promotional statement in your prospectus. If your support comes from third parties, please name them in the offering statement and file as exhibits their consents to being named in the offering statement and to the summary of their reports. If you cannot provide us with the reasonable basis for these assertions, you should delete them.

6. We note your response to our prior comment 12, wherein you state
"Mr. MacMillan maintains residences in San Deigo and Vancouver. He currently resides in Vancouver." The address you have provided for
Mr. MacMillan appears to be a branch of "Mailboxes, Etc." If true, please disclose that such address is located at Mailboxes, Etc."

Certain Relationships and Related Transactions, page 23

7. Please revise to address the number of shares purchased by Gerald
Tuskey and the consideration given for those shares. Also reflect the consideration on a per share basis. Provide any other disclosure required by Item 404(d) of Regulation S-B.

Part II

Recent Sales of Unregistered Securities, page 22

8. Contrary to the assertion contained in your letter of April 18, 2005, our prior comment 18 was not issued in error. You are correct in noting that the company`s date of incorporation was incorrectly stated, but such incorrect reference did not affect the question we raised, which appears to have been left unanswered. We therefore reissue our prior comment in amended form:

We note you indicate that the company issued all of its 9,902,300 shares on March 31, 2004. We also note that the company was incorporated on February 16, 2001 and has conducted business since March 2003. Supplementally provide us with a legal analysis under Nevada law as to how the company conducted business prior to the company issuing shares on March 31, 2004. We may have further comment.

9. We note your statement that "the subscribers confirmed in writing
and represented to us that they were accredited investors ...."
Revise the disclosure to clarify that the company made the determination that each purchaser was an accredited investor.

Closing Comments

       As appropriate, please amend your registration statement along with your 1934 Act filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or to David Link, who supervised the review of your filing, at (202) 551-3790.

				Sincerely,



	John Reynolds
	Assistant Director

cc: 	Gerald Tuskey, Esq.
	Fax (604) 688-4933
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Gerald J. Shields
Trend Technology Corporation
May 25, 2005
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